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                                                /------------------------------/
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+--------+
| FORM 4 |                   UNITED STATES SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

    Sonnenberg, Glenn A.
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        (Last)                      (First)                        (Middle)

    1593 Spring Hill Road, #400
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                                   (Street)

    Vienna,                          VA                           22182
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        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol   The WMF Group, Ltd. (WMFG)
                                             -----------------------------------

3.  IRS or Social Security Number of Reporting Person (Voluntary) --------------

4.  Statement for Month/Year     June, 1999
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)


    [ ] Director    [X] Officer             [ ] 10% Owner    [ ] Other
                        (give title below)                       (specify below)

            Executive Vice President Advisory Services
    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

      X  Form filed by One Reporting Person
    ----
         Form filed by More than One Reporting Person
    ----

TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

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1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common stock, $0.01
par value              3/8/99     M(1)        V   2,144         A         $5.00                             D
------------------------------------------------------------------------------------------------------------------------------------

Common stock, $0.01
par value              4/6/99     A           V  6,609          A            (2)        82,653(3)           D
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If this form is filed by more than one reporting person, see Instruction 4(b)(v).

  TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------
Rights to purchase                  $5.00               3/8/99              X         V                             2,144
common stock
-----------------------------------------------------------------------------------------------------------------------------
Options to purchase                 $7.00               6/10/99             A         V            40,000
common stock
-----------------------------------------------------------------------------------------------------------------------------

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

 TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
   (e.g., puts, calls, warrants, options, convertible securities)--CONTINUED

------------------------------------------------------------------------------------------------------------------------------------

                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Secu-         ficial
                                                                                (Instr.     ficially         rity:         Owner-
                               --------------------------------------------     5)          Owned            Direct        ship
                               Date     Expira-              Amount or                      at End           (D) or        (Instr.
                               Exer-    tion         Title   Number of                      of               Indi-         4)
                               cisable  Date                 Shares                         Month            rect (1)
                                                                                            (Instr. 4)       (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

                               2/5/99   3/8/99      Common     2,144           (1)           0                 D
                                                    Stock,
                                                    par value
                                                    $.01 per
                                                    share
------------------------------------------------------------------------------------------------------------------------------------

                            6/30/99(4) 6/10/09      Common      40,000         (4)         40,000              D
                                                    Stock,
                                                    par value
                                                    $.01 per
                                                    share
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

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                              /s/ Glenn A. Sonnenberg           July 12, 1999
                              -------------------------------  -----------------
                              **Signature of Reporting Person        Date
                              Glenn A. Sonnenberg


 Name and Address of Reporting Person           Issuer Name and Ticker or Trading Symbol           Statement for Month/Year

 Glenn A. Sonnenberg                                 The WMF Group, Ltd. (WMFG)                           June, 1999
 1593 Spring Hill Road, #400
 Vienna, VA  22182


1. Shares acquired upon the exercise of 2,144 rights received by Mr. Sonnenberg during the Company's rights offering to its shareholders. During the rights offering, each of the Company's shareholders received 1.072 transferable rights for each share of common stock owned on February 1, 1999. Each right entitled its holder to purchase one share of the Company's common stock for $5.00.

2. On April 6, 1999, one of the Company's subsidiaries exercised an option to purchase substantially all of the assets of Carbon Capital Management, in which Mr. Sonnenberg owns a 48 percent interest. Mr. Sonnenberg received 6,609 shares of WMF common stock as partial consideration for this transaction.

3. Includes (A) 56,653 shares of unrestricted common stock held directly by Mr. Sonnenberg, (B) 1,000 shares of unrestricted stock held jointly by Mr. Sonnenberg and his spouse and (C) 25,000 shares of restricted common stock held directly by Mr. Sonnenberg.

4. Options awarded as compensation on June 10, 1999, which vest in four equal installments beginning June 30, 1999 and then on January 31 of 2000, 2001 and 2002.